

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Charles J. Stubbs
Chief Executive Officer
Primedia Inc.
3585 Engineering Drive
Norcross, GA 300092

> **Re: Primedia Inc.**
> **Form 10-K**
> **Filed March 11, 2010**
> **File No. 001-11106**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 19, 2010**

Dear Mr. Stubbs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Proposal 1 – To elect ten Directors, each for a term of one year, page 5

1. We note your statement that the biography of each director contains information regarding the person's knowledge, experience and skills that caused the board to determine that the person should serve as director. Please revise your disclosure to specifically discuss, in the biography of each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company on an individual basis. Your current disclosure is too general. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05.

<u>2009 Executive Compensation Components, page 21</u>

2. Please disclose how the committee "considers market data" in making compensation decisions and the types of market data you use.

3. Please disclose how you determined that each of your named executive officers, other than Messrs. Nelson and Stubbs, was entitled to a base salary increase of 2.5-3%. Specifically discuss the process you undertook for each officer. Include any company-wide financial performance measures used and describe the non-financial performance measures for each executive and how you determined that these were met.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel